UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLEMENTIA PHARMACEUTICALS INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

185575107

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185575107
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.87%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 31,717,584  Common Shares (as defined below) of the Issuer outstanding, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 21, 2017.

CUSIP No. 185575107
1	NAME OF REPORTING PERSON OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.87%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 31,717,584 Common Shares (as defined below) of the Issuer outstanding, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 21, 2017.

CUSIP No. 185575107
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.87%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 31,717,584 Common Shares (as defined below) of the Issuer outstanding, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 21, 2017.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common shares (“Common Shares”) of Clementia Pharmaceuticals Inc., a corporation organized under the laws of Canada (the “Issuer”), with its principal executive offices located at 4150 Sainte-Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5.  The Common Shares are listed on the NASDAQ Global Select Market under the ticker symbol “CMTA.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 21, 2017, the Issuer filed its Form 6-K announcing the underwriters of its previously announced initial public offering (of August 2, 2017) exercised their option to purchase an additional 1,191,000 common shares from the Issuer.  As a result, the Issuer increased its total number of outstanding Shares to 31,717,584 (the “Outstanding Share Increase”).  As a result of the Outstanding Share Increase, the percentage of outstanding Shares that the Reporting Persons (as defined below) may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Shares outstanding since the filing of the Schedule 13D.

Item 2.	Identity and Background

(a)          This Amendment No. 1 is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds Common Shares, as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable. As described more fully in Item 1, the event giving rise to the obligation of the Reporting Persons to file this Amendment No. 1 did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

On July 21, 2017, the Registration Statement on Form F‑1/A filed with the Securities and Exchange Commission (the “SEC”) by the Issuer in connection with its initial public offering (the “IPO”) of 7,150,000 Common Shares was declared effective.

The closing of the IPO took place on August 2, 2017, and at such closing Advisors and GP IV, pursuant to their authority under the limited partnership agreements of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 167,000 Common Shares at the IPO price of $15.00 per Common Share.

The source of funds for such purchases was the working capital of OPI IV and capital contributions made to OPI IV.

Item 4.	Purpose of Transaction

The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI IV.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 1, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of the date of this filing, Advisors, GP IV and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Shares described in Item 6 below.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Common Shares constitute approximately 32.87% of the issued and outstanding Common Shares.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Common Shares held by OPI IV.  GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Common Shares held by OPI IV.  Isaly pursuant to his authority as the managing member of, and owner of a controlling interest in Advisors pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Common Shares attributable to Advisors.  As a result, Isaly, Advisors and GP IV share the power to direct the vote and to direct the disposition of the Common Shares described in Item 6 below.

(c)  Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV.  The number of outstanding Common Shares attributable to OPI IV is 10,425,225.  Advisors may be considered to hold indirectly 10,425,225 Common Shares, and GP IV may be considered to hold indirectly 10,425,225 Common Shares.

David Bonita (“Bonita”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since June 1, 2013 and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI IV.

Lock‑up Agreement

In connection with the IPO, all of the Issuer’s stockholders, including OPI IV, optionholders, executive officers and directors, have entered into an agreement (the “Lock‑Up Agreement”), pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Common Shares, including, as applicable, Common Shares received in the IPO and issuable upon exercise of certain warrants and options, from the closing of the IPO until 180 days from the closing date of the IPO.

The foregoing description of the Lock‑Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock‑Up Agreement, a form of which is included in this Amendment No. 1 as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

OPI IV and certain other stockholders of the Issuer entered into a second amended and restated registration rights agreement with the Issuer (the “Registration Rights Agreement”), dated as of March 17, 2017.  Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time after the earlier of (i) three years from June 22, 2015 or (ii) six months after the Issuer’s initial public offering, the holders of more than 50% of the registrable securities then outstanding have the right to demand that the Issuer use its best efforts to file a registration statement, subject to certain limitations, including, that the aggregated gross offering price for such offering must exceed $50 million. The Issuer is only obligated to file up to two registration statements in connection with the exercise of demand registration rights.  The registration rights set out above may be postponed in certain circumstances.

Piggyback Registration Rights

The Registration Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Registration Rights Agreement, including OPI IV, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above, except underwriting fees, discounts and commissions, fees and disbursements of the selling shareholders’ counsel (other than for one counsel for all shareholders), and any transfer taxes applicable to the securities sold by the shareholders.

Indemnification

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI IV’s demand and piggyback registration rights described above generally will terminate upon the earlier of: (i) the date five years following the Issuer’s initial public offering or (ii) such time as there are no more Registrable Securities (as defined in the Registration Rights Agreement) outstanding.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Amendment No. 1, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-219066), filed with the SEC on July 21, 2017).

3.
Second Amended and Restated Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated March 16, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-219066), filed with the SEC on June 30, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2017

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-219066), filed with the SEC on July 21, 2017).

3.
Second Amended and Restated Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated March 16, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-219066), filed with the SEC on June 30, 2017).